UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Quiksilver, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74838C106

(CUSIP Number)

M. Allison Steiner

Rhône Capital III L.P.

630 Fifth Avenue, 27th Floor

New York, New York 10111

(212) 218-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Richard A. Pollack

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498

Telephone: (212) 558-4000

August 9, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74838C106
1	Name of reporting person Romolo Holdings C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 3,550,847
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 3,550,847
11	Aggregate amount beneficially owned by each reporting person 3,550,847
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%[1]
14	Type of reporting person (see instructions) OO

[1]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards, options to acquire 4,059 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Triton SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 7,102,418
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 7,102,418
11	Aggregate amount beneficially owned by each reporting person 7,102,418
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 4.26%[2]
14	Type of reporting person (see instructions) PN

[2]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 3,203,881 shares of Common Stock, 4,996 shares of Common Stock in the form of restricted stock awards, options to acquire 8,117 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Triton Onshore SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 22,929,736
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 22,929,736
11	Aggregate amount beneficially owned by each reporting person 22,929,736
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.17%[3]
14	Type of reporting person (see instructions) PN

[3]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 10,343,522 shares of Common Stock, 16,128 shares of Common Stock in the form of restricted stock awards, options to acquire 26,208 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Triton Offshore SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 19,110,689
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 19,110,689
11	Aggregate amount beneficially owned by each reporting person 19,110,689
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 11.09%[4]
14	Type of reporting person (see instructions) PN

[4]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 8,620,765 shares of Common Stock, 13,442 shares of Common Stock in the form of restricted stock awards, options to acquire 21,842 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Triton Coinvestment SPV L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 4,176,252
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 4,176,252
11	Aggregate amount beneficially owned by each reporting person 4,176,252
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.52%[5]
14	Type of reporting person (see instructions) PN

[5]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 1,883,889 shares of Common Stock, 2,937 shares of Common Stock in the form of restricted stock awards, options to acquire 4,774 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Rea Silvia GP C.V.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Netherlands
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 3,550,847
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 3,550,847
11	Aggregate amount beneficially owned by each reporting person 3,550,847
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%[6]
14	Type of reporting person (see instructions) OO

[6]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards, options to acquire 4,059 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Triton GP SPV LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 53,319,095
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 53,319,095
11	Aggregate amount beneficially owned by each reporting person 53,319,095
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.38%[7]
14	Type of reporting person (see instructions) OO

[7]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards, options to acquire 60,941 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Numitor Governance S.à r.l.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 3,550,847
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 3,550,847
11	Aggregate amount beneficially owned by each reporting person 3,550,847
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%[8]
14	Type of reporting person (see instructions) OO

[8]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards, options to acquire 4,059 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Rhône Capital III L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 53,319,095
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 53,319,095
11	Aggregate amount beneficially owned by each reporting person 53,319,095
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.38%[9]
14	Type of reporting person (see instructions) PN

[9]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards, options to acquire 60,941 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Rhône Holdings III L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 53,319,095
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 53,319,095
11	Aggregate amount beneficially owned by each reporting person 53,319,095
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.38%[10]
14	Type of reporting person (see instructions) OO

[10]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards, options to acquire 60,941 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Rhône Capital L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 53,319,095
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 53,319,095
11	Aggregate amount beneficially owned by each reporting person 53,319,095
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 28.38%[11]
14	Type of reporting person (see instructions) OO

[11]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 24,052,057 shares of Common Stock, 37,503 shares of Common Stock in the form of restricted stock awards, options to acquire 60,941 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

CUSIP No. 74838C106
1	Name of reporting person Rhône Group L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power — 0 —
	8	Shared voting power 3,550,847
	9	Sole dispositive power — 0 —
	10	Shared dispositive power 3,550,847
11	Aggregate amount beneficially owned by each reporting person 3,550,847
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.15%[12]
14	Type of reporting person (see instructions) OO

[12]

This calculation is based on 132,596,464 shares of common stock of Quiksilver, Inc. (“Common Stock”) outstanding as of June 4, 2010 as reported in its quarterly report on Form 10-Q for the quarter ended April 30, 2010, warrants covering 1,601,774 shares of Common Stock, 2,497 shares of Common Stock in the form of restricted stock awards, options to acquire 4,059 shares of Common Stock and an additional 31,111,111 shares of Common Stock issued by Quiksilver, Inc. on August 9, 2010 to Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P. and Triton Coinvestment SPV L.P. in accordance with the Exchange Agreement (as defined in Item 4 below).

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D filed on August 10, 2009, as amended by the amendment filed on June 14, 2010 and the amendment filed on June 28, 2010 (the “Existing Schedule 13D”, and together with this Amendment No. 3, the “Schedule 13D”), by (i) Romolo Holdings C.V., a Dutch commanditaire vennootschap; Triton SPV L.P., a Delaware limited partnership; Triton Onshore SPV L.P., a Delaware limited partnership; Triton Offshore SPV L.P., a Delaware limited partnership; and Triton Coinvestment SPV L.P., a Delaware limited partnership (together, the “Lenders”), (ii) Rea Silvia GP C.V., a Dutch commanditaire vennootschap, (iii) Triton GP SPV LLC, a Delaware limited liability company, (iv) Numitor Governance S.à r.l., a Luxembourg sociéte à responsabilité limitée, (v) Rhône Capital III L.P., a Delaware limited partnership, (vi) Rhône Holdings III L.L.C., a Delaware limited liability company, (vii) Rhône Capital L.L.C., a Delaware limited liability company, and (vii) Rhône Group L.L.C. (“Rhône Group”), a Delaware limited liability company (collectively, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Existing Schedule 13D filed by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Existing Schedule 13D is hereby amended by adding the following paragraph after the fifth paragraph thereof:

“The response to Item 4 is hereby incorporated by reference. As set forth in Item 4, pursuant to the Exchange Agreement (as defined in Item 4), on August 9, 2010, Rhône Group and the Lenders exchanged $140,000,000 of the principal amount outstanding under the Rhône Term Facilities (as defined in Item 4) for 31,111,111 shares of Common Stock of the Company.”

Item 4.	Purpose of Transaction

Item 4 of the Existing Schedule 13D is hereby amended by adding at the end thereof the following paragraphs:

“On August 9, 2010, in accordance with the Exchange Agreement, and following the special meeting of the Company’s stockholders on August 6, 2010 whereat the Company’s stockholders approved the Exchanges (as defined below), (i) Rhône Group and the Lenders exchanged $75 million of the outstanding principal balance under the Rhône Term Facilities (as defined below) for an aggregate of 16,666,667 shares of the Common Stock (the “First Exchange”), at a price for the purposes of the First Exchange of $4.50 per share, and (ii) Rhône Group and the Lenders exchanged $65 million of the principal amount outstanding under the Rhône Term Facilities for an aggregate of 14,444,444 shares of the Common Stock (the “Standby Exchange”, and, together with the First Exchange, the “Exchanges”), at a price for the purposes of the Standby Exchange of $4.50 per share. Rhône Group is the administrative agent under the U.S. Term Facility and the European Term Facility.

Pursuant to the Exchange Agreement, upon the simultaneous closing of each of the Exchanges, (i) the Company paid to Rhône Group, in its capacity as agent of the Lenders, an exchange fee equal to $6,650,000 and (ii) with respect to the principal amounts exchanged in connection with the Exchanges, the Borrowers paid to the Lenders all accrued interest on such principal amounts with a combination of cash and payment-in-kind in accordance with the Rhône Term Facilities. The Company, as set forth in Section 7.3 of the Exchange Agreement, is also obligated to reimburse Rhône Group and the Lenders for all reasonable and documented out-of-pocket costs and expenses incurred by Rhône Group or the Lenders in connection with the Exchanges, including, without limitation, reasonable counsel fees.

As a result of the closing of the Exchanges, and as provided in the Exchange Agreement, the U.S. Term Facility and the European Term Facility were each modified so to reduce the Americas Consolidated EBITDA (as defined in the applicable Rhône Term Facility) amounts required to satisfy the financial covenant in Section 7.14(a) of each of the U.S. Term Facility and the European Term Facility.

In addition, pursuant to the Exchange Agreement, on August 9, 2010, the Company, Rhône Capital and the Lenders entered into the Stockholders Agreement, pursuant to which, among other things, Rhône Capital and its affiliates are subject to certain transfer and standstill restrictions, including a restriction on their ability to effect or seek to effect, or announce any intention to effect, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) or written consents with respect to any voting securities of the Company, in each case, in order to elect directors to the board of directors of the Company (the “Board”) (other than any solicitation of proxies to elect any director that certain of the Lenders are entitled to designate, but who have not been nominated by the Board and/or elected by the stockholders of the Company).

Pursuant to the Stockholders Agreement, Rhône Capital and the Lenders are entitled to certain customary information rights, preemptive rights and registration rights similar to those set forth in the Warrant Agreement, provided that Rhône Capital and the Lenders will receive at least two and up to four “Demand Registrations” (as defined in the Warrant Agreement) in addition to those already provided for in the Warrant Agreement.

Under the Stockholders Agreement, each of Triton Onshore SPV L.P. and Triton Coinvestment SPV L.P. (the “Appointing Funds”) are entitled to designate one director to the Board; provided, however, that if the Lenders sell one-third or more of the Common Stock they received in the Exchanges to any persons other than affiliates, then only Triton Onshore SPV L.P. shall be entitled to designate one director pursuant to the Stockholders Agreement, and if the Lenders sell two-thirds or more of the Common Stock they received in the Exchanges to any persons other than affiliates, then the Appointing Funds’ right to designate directors pursuant to the Stockholders Agreement shall terminate; provided further, however, that for so long as any directors designated pursuant to the Warrant Agreement serve on the Board, then such directors shall be counted as directors designated for purposes of the Stockholders Agreement.

The foregoing summary of the Stockholders Agreement is not complete and is qualified in its entirety by reference to the agreement attached as an Exhibit in Item 7 hereto, and such agreement is hereby incorporated by reference in its entirety.”

Item 5.	Interest in securities of the issuer

Item 5 of the Existing Schedule 13D is hereby amended by :

i. adding the following paragraph after the third paragraph thereof:

“On August 9, 2010, pursuant to the Exchange Agreement, the Company, the Borrowers, Rhône Group and the Lenders completed the First Exchange and the Standby Exchange. As a result of the closing of the Exchanges, the Lenders received and currently hold the following number of shares of Common Stock (not including stock options and Common Stock held by the Rhône Directors on behalf of the Lenders or warrants held by the Lenders): Romolo Holdings C.V. holds directly 1,942,517 shares of Common Stock; Triton SPV L.P. holds directly 3,885,424 shares of Common Stock; Triton Onshore SPV L.P. holds directly 12,543,878 shares of Common Stock; Triton Offshore SPV L.P. holds directly 10,454,640 shares of Common Stock; and Triton Coinvestment SPV L.P. holds directly 2,284,652 shares of Common Stock.”, and

ii. deleting the last paragraph and replacing it in its entirety as follows:

“Except as set forth in this Schedule 13D, as amended by Amendment No. 3, no transactions in the Shares were effected by the Reporting Persons during the past sixty days.”

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Existing Schedule 13D is hereby amended by adding at the end thereof the following paragraph:

“(f) On August 9, 2010, Rhône Capital III L.P., the Lenders and the Company entered into the Stockholders Agreement, which is summarized in Item 4 above, is filed as Exhibit G hereto and is incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Existing Schedule 13D is hereby amended by adding the following exhibit at the end thereof:

“Exhibit G	Stockholders Agreement, dated August 9, 2010, by and among Quiksilver, Inc., Rhône Capital III L.P., Romolo Holdings C.V., Triton SPV L.P., Triton Onshore SPV L.P., Triton Offshore SPV L.P., and Triton Coinvestment SPV L.P. (incorporated by reference to Exhibit 10.1 of Quiksilver Inc.’s Current Report on Form 8-K filed on August 9, 2010).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: August 11, 2010	ROMOLO HOLDINGS C.V.

	By:	Rea Silvia GP C.V., its General Partner

	By:	/S/ M. ALLISON STEINER
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

TRITON SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/S/ M. ALLISON STEINER
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

TRITON ONSHORE SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/S/ M. ALLISON STEINER
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

TRITON OFFSHORE SPV L.P.

	By:	Triton GP SPV LLC, its General Partner

	By:	/S/ M. ALLISON STEINER
	Name:	M. Allison Steiner
	Title:	Authorized Signatory

TRITON COINVESTMENT SPV L.P.

By:	Triton GP SPV LLC, its General Partner

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

REA SILVIA GP C.V.

By:	Numitor Governance S.à r.l., its Managing General Partner

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

TRITON GP SPV LLC

By:	Rhône Capital III L.P., its Sole Member

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

NUMITOR GOVERNANCE S.À R.L.

By:	Rhône Group L.L.C., its Manager

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

RHÔNE CAPITAL III L.P.

By:	Rhône Holdings III L.L.C., its General Partner

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

RHÔNE HOLDINGS III L.L.C.,

By:	Rhône Capital L.L.C., its Sole Member

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

RHÔNE CAPITAL L.L.C.

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	Authorized Signatory

RHÔNE GROUP L.L.C.

By:	/S/ M. ALLISON STEINER
Name:	M. Allison Steiner
Title:	CAO and General Counsel